Tel: 604 688 5421
Fax: 604 688 5132
www.bdo.ca

BDO Canada LLP
600 Cathedral Place
925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Direct Line: (604) 443-4732
E-mail: mmadsen@bdo.ca
31-1119889

August 24, 2011

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
Suite 600, 250 – 5th Avenue S.W
Calgary, Alberta T2P 0R4

Saskatchewan Securities Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 4H2

The Manitoba Securities Commission
500-400 St. Mary Avenue
Winnipeg MB R3C 4K5

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

New Brunswick Securities Commission
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2

Prince Edward Island Securities Commission
P.O. Box 2000
95 Rochford Street, 4th Floor Shaw Building
Charlottetown, PEI C1A 7N8

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9

Newfoundland and Labrador Securities Commission
P.O. Box 8700
2nd Floor, West Block, Confederation Building
St John's, Newfoundland A1B 4J6

Dear Sirs:

Re: Change of Auditor of Keegan Resources Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated August 23, 2011 given by the Company to ourselves and KPMG LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

(signed) "BDO CANADA LLP"

Chartered Accountants
MFM/lw